SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

EPRESENCE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

294348107

(CUSIP Number)

InfoSpace, Inc.

601 108th Avenue NE, Suite 1200

Bellevue, Washington 98004

(425) 201-6100

Attention: John M. Hall, Esq.

Senior Vice President and General Counsel

Copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

Attention: Steve L. Camahort

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294348107

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) InfoSpace, Inc. I.R.S. Identification No. 91-1718107

2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐

3	SEC Use Only

4	SOURCE OF FUNDS (See Instructions) OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). N/A

6	Citizenship or Place Of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power N/A 8 Shared Voting Power 6,272,531 shares of Common Stock (1) 9 Sole Dispositive Power N/A 10 Shared Dispositive Power N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,272,531 shares of Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount In Row (11) 27.5%

14	Type of Reporting Person (See Instructions) CO

(1)	Up to 6,272,531 shares of ePresence, Inc. (“ePresence”) common stock (“ePresence Common Stock”) are subject to ePresence Voting Agreements entered into by InfoSpace, Inc. (“InfoSpace”), ePresence and certain stockholders of ePresence (discussed in Items 3 and 4 below). InfoSpace expressly disclaims beneficial ownership of any of the shares of ePresence Common Stock covered by the ePresence Voting Agreements. Based on the number of shares of ePresence Common Stock outstanding as of March 5, 2004 (which was 22,816,470), the number of shares of ePresence Common Stock covered by the ePresence Voting Agreements represents approximately 27.5% of the outstanding ePresence Common Stock.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “ePresence Common Stock”), of ePresence, Inc., a Massachusetts corporation (“ePresence”). The principal executive offices of ePresence are located at 120 Flanders Road, Westboro, Massachusetts 01581.

Item 2.	Identity and Background.

The name of the corporation filing this statement is InfoSpace, Inc., a Delaware corporation (“InfoSpace”). InfoSpace is a diversified technology and services company that develops Internet and wireless solutions for a wide range of customers. InfoSpace’s principal business address is 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. The address of InfoSpace’s executive offices is the same as the address of its principal business.

Set forth on Schedule A is the name of each of the directors and executive officers of InfoSpace along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to InfoSpace’s knowledge. To InfoSpace’s knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

During the last five years neither InfoSpace nor, to the best of InfoSpace’s knowledge, any of the other individuals referred to in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years neither InfoSpace nor, to the best of InfoSpace’s knowledge, any of the other individuals referred to in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described below, the shares of ePresence Common Stock to which this Schedule 13D relates have not been purchased by InfoSpace.

Pursuant to an Agreement and Plan of Merger, dated as of March 25, 2004 (the “Merger Agreement”), by and among InfoSpace, Switchboard Incorporated, a Delaware corporation (“Switchboard”) and Big Book Acquisition Corp., a Delaware corporation and wholly owned subsidiary of InfoSpace (“Merger Sub”), and subject to the conditions set forth therein (including approval by stockholders of Switchboard), Merger Sub will merge with and into Switchboard (the “Merger”) with Switchboard as the surviving corporation of the Merger (the “Surviving Corporation”), and Switchboard will become a wholly owned subsidiary of InfoSpace.

As a condition and inducement for InfoSpace to enter into the Merger Agreement and in consideration thereof, ePresence, Inc., a Massachusetts corporation (“ePresence”) entered into a voting agreement with InfoSpace and Switchboard (the “Majority Stockholder Voting Agreement”) in which ePresence agreed, subject to receiving the approval of its stockholders, to vote all of the shares of Switchboard Common Stock beneficially owned by ePresence at any Switchboard stockholders meeting (i) in favor of adoption of the Merger Agreement, approval of the Merger and any action in furtherance thereof and (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement. ePresence granted the directors of InfoSpace an irrevocable proxy to vote its shares of ePresence Common Stock subject to the Majority Stockholder Voting Agreement as described above, provided that such shares may not be so voted until ePresence receives approval of its stockholders of the disposition of its shares of Switchboard Common Stock in the Merger.

Further, as a condition and inducement for InfoSpace to enter into the Merger Agreement and in consideration thereof, InfoSpace and ePresence entered into voting agreements (the “ePresence Voting Agreements”) with each of William P. Ferry, Anthony J. Bellantuoni, John F. Burton, Scott E. Kitlinski, Albert A. Notini, John J. Rando, Fontaine K. Richardson, Scott G. Silk, Richard M. Spaulding and Robert M. Wadsworth (on behalf of himself and HarbourVest Partners V-Direct Fund L.P.) (collectively, the “ePresence Stockholders”). Pursuant to such ePresence Voting Agreements, each ePresence Stockholder agreed to vote all of the shares of ePresence Common Stock beneficially owned by such stockholder at any ePresence stockholders meeting (i) in favor of approval of the Stockholder Voting Proposal (as defined in the ePresence Voting Agreements) and any action in furtherance thereof and (ii) against approval of any proposal made in opposition to, or in competition with, the Stockholder

Voting Agreement or consummation of the Merger and the transactions contemplated by the Merger Agreement. Each ePresence Stockholder granted the directors of InfoSpace an irrevocable proxy to vote his shares of ePresence Common Stock subject to the ePresence Voting Agreement as described above.

In addition, as a condition and inducement for InfoSpace to enter into the Merger Agreement and in consideration thereof, InfoSpace and Switchboard entered into voting agreements (the “Switchboard Voting Agreements”) with each of James M. Canon, James A. Carrington, William P. Ferry, Stephen J. Killeen, Kevin P. Lawler, Robert P. Orlando, Dean Polnerow, Michael A. Ruffalo, Richard M. Spaulding, David N. Strohm and Robert M. Wadsworth (collectively, the “Switchboard Stockholders”). Pursuant to his Switchboard Voting Agreement, each Switchboard Stockholder agreed to vote all of the shares of Switchboard Common Stock beneficially owned by such stockholder at any Switchboard stockholders meeting (i) in favor of adoption of the Merger Agreement, approval of the Merger and any action in furtherance thereof and (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement. Each Switchboard Stockholder granted the directors of InfoSpace an irrevocable proxy to vote his shares of Switchboard Common Stock subject to the Switchboard Voting Agreement as described above.

InfoSpace did not pay any consideration to ePresence or any Switchboard Stockholder or ePresence Stockholder in connection with the execution and delivery of the Majority Stockholder Voting Agreement, Switchboard Voting Agreements or ePresence Voting Agreements.

References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D.

References to, and descriptions of, the ePresence Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the form of the ePresence Voting Agreement included as Exhibit 2 hereto. References to, and descriptions of, the Majority Stockholder Voting Agreement and the Switchboard Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the Majority Stockholder Voting Agreement and the form of the Switchboard Voting Agreement included as Exhibits 3 and 4, respectively, hereto.

Item 4.	Purpose of Transaction.

(a) Not applicable.

(b) The information set forth in Item 3 is incorporated by reference herein.

As described in Item 3 above, this statement relates to the proposed Merger of Merger Sub with and into Switchboard in a statutory merger pursuant to the applicable provisions of Delaware law. At the effective time of the Merger (the “Effective Time”), the separate existence of Merger Sub will cease and Switchboard will continue as the Surviving Corporation and as a wholly-owned subsidiary of InfoSpace. Each holder of outstanding common stock of Switchboard, par value $0.01 per share (“Switchboard Common Stock”) will receive, in exchange for each share of Switchboard Common Stock held by such holder, $7.75 in cash. The Merger is subject to various conditions, including the approval of the Merger and the Merger Agreements by the stockholders of Switchboard.

Pursuant to their respective ePresence Voting Agreements, the ePresence Stockholders each agreed to vote all of the shares of ePresence Common Stock beneficially owned by such stockholder at any ePresence stockholders meeting (i) in favor of approval of the Stockholder Voting Proposal (as defined in the ePresence Voting Agreements) and any action in furtherance thereof and (ii) against approval of any proposal made in opposition to, or in competition with, the Stockholder Voting Agreement or consummation of the Merger and the transactions contemplated by the Merger Agreement. Each ePresence Voting Agreement terminates upon the earlier to occur of (i) the date upon which the Majority Stockholder Voting Agreement is terminated and (ii) the Effective Time.

The purpose of the transactions under the ePresence Voting Agreements is to enable InfoSpace and Switchboard to consummate the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) Not applicable.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f)-(j) Not applicable.

References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 hereto.

References to, and descriptions of, the ePresence Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the form of the ePresence Voting Agreement included as Exhibit 1 hereto. References to, and descriptions of, the Majority Stockholder Voting Agreement and the Switchboard Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the Majority Stockholder Voting Agreement and the form of the Switchboard Voting Agreement included as Exhibits 3 and 4, respectively, hereto.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The information set forth and incorporated by reference in Items 3 and 4 is incorporated by reference herein.

As a result of the ePresence Agreements, InfoSpace may be deemed to be the beneficial owner of up to 6,272,531 shares of ePresence Common Stock. Such ePresence Common Stock constitutes approximately 27.5% of the issued and outstanding shares of ePresence Common Stock based on the number of shares of ePresence Common Stock outstanding as of March 5, 2004. InfoSpace may be deemed to have the shared power to vote such shares with respect to those matters described above. However, InfoSpace (i) is not entitled to any rights as a stockholder of ePresence as to the shares and (ii) disclaims any beneficial ownership of the shares of ePresence Common Stock which are covered by the ePresence Voting Agreements.

To InfoSpace’s knowledge, no person listed in Schedule A has an ownership interest in ePresence.

(c) To the knowledge of InfoSpace, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To the knowledge of InfoSpace, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of ePresence Common Stock covered by the ePresence Voting Agreements.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The information set forth and incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

Other than the Merger Agreement and the exhibits thereto, including the form of ePresence Voting Agreements, Switchboard Voting Agreements and Majority Stockholder Voting Agreement described herein, to the knowledge of InfoSpace, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of ePresence, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Agreement and Plan of Merger, dated as of March 25, 2004, by and among InfoSpace, Inc., Switchboard Incorporated and Big Book Acquisition Corp.

2.	Form of ePresence Voting Agreement, dated as of March 25, 2004, between InfoSpace, Inc., Switchboard Incorporated and certain stockholders of ePresence.

3.	Form of Majority Stockholder Voting Agreement, dated as of March 25, 2004, between InfoSpace, Inc., Switchboard Incorporated and ePresence, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by InfoSpace, Inc. on the date hereof relating to shares of Switchboard Common Stock).

4.	Form of Switchboard Voting Agreement, dated as of March 25, 2004, between InfoSpace, Inc., Switchboard Incorporated and certain stockholders of Switchboard (incorporated by reference to Exhibit 3 to the Schedule 13D filed by InfoSpace, Inc. on the date hereof relating to shares of Switchboard Common Stock).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2004	INFOSPACE, INC.

	By:	/s/ John M. Hall

	Name:	John M. Hall
	Title:	Senior Vice President and General Counsel

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

INFOSPACE, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of InfoSpace. Except as indicated below, the address of each such person is c/o InfoSpace, Inc., 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. To InfoSpace’s knowledge, each of the individuals identified below is a citizen of the United States.

Name and Title in InfoSpace, Inc.	Present Principal Occupation and Name of Employer

Directors of InfoSpace

Edmund O. Belsheim, Jr. Chief Administrative Officer

John E. Cunningham, IV Director	General Partner Clean Fir Partners, L.P.

Richard D. Hearney Director	Former President and Chief Executive Officer Business Executives for National Security

Rufus W. Lumry Director	President Acorn Ventures, Inc.

Lewis M. Taffer Director	Executive Vice President, Acquisition Marketing America Online, Inc.

George M. Tronsrue, III Director	Co-Manager Jericho Fund, LLC

James F. Voelker Chairman, Chief Executive Officer and Director

Vanessa A. Wittman Director	Executive Vice President and Chief Financial Officer Adelphia Communications Corporation

Executive Officers of InfoSpace (who do not also serve as Directors of InfoSpace):

Allen M. Hsieh Vice President, Financial Operations and Chief Accounting Officer

Brian T. McManus Executive Vice President, Search and Directory

Victor J. Melfi, Jr. Chief Strategy Officer

Kathleen H. Rae President and Chief Operating Officer

David E. Rostov Chief Financial Officer

Kendra A. VanderMeulen Executive Vice President, Wireless